July 11, 2013	News Release 13–15

SILVER STANDARD PROVIDES Q2 2013 OPERATIONAL RESULTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (the “Company”) provided a second quarter 2013 operational update for its Pirquitas mine in Jujuy, Argentina.

Second Quarter 2013 Operating Highlights:

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Delivered silver production and sales to plan: Produced 1.9 million ounces of silver, in line with plan for the quarter and on track to achieve full year production guidance. Sold 2.2 million ounces of silver.

▪	Produced record 5.6 million pounds of zinc: Second quarter zinc production represented a 68% quarter-on-quarter improvement due to higher zinc grades and plant recoveries.

▪	Progressed San Miguel Phase 2 open pit transition: Positioning the Company to process higher grade material in the second half of 2013.

▪	Delivered operating performance: Managed operating variation from blended ore mix to achieve mill performance of 4,009 tonnes per day, on average, consistent with nominal design.

“Pirquitas is advancing to schedule through the pit transition and, despite the variability of feed to the mill, we achieved quarterly production of 1.9 million ounces of silver,” said John Smith, President and CEO. “As we progress, we will access higher grade sulphide ore, supporting our forecast of stronger performance through the second half of 2013.  Concurrently, a formal restructuring program aimed at reducing costs and increasing production recoveries is in progress.  We are focused on Pirquitas delivering through this part of the resource cycle.”

Summary of Mine Operating Statistics

		Q2 2013	Q1 2013	% Change
Total material mined	Kt	4,471	4,210	6.2%
Ore milled	Kt	365	396	(7.80)%
Silver mill feed grade	g/t	216	207	4.3%
Zinc mill feed grade	%	1.53	0.92	66.3%
Silver recovery	%	74.8	76.3	(2.00)%
Zinc recovery (zinc concentrate)%		46	41	12.2%
Silver produced	‘000 oz	1,890	2,017	(6.30)%
Zinc produced (zinc concentrate)	‘000 lbs	5,589	3,323	68.2%
Silver sold	‘000 oz	2,207	2,018	9.4%
Zinc sold (zinc concentrate)	‘000 lbs	2,217	2,147	3.3%
Note: Percent changes are calculated using the rounded numbers presented above.

Mine Operations

The Pirquitas mine produced 1.9 million ounces of silver during the second quarter of 2013, in line with expectations for the quarter but down from the 2.0 million ounces produced in the first quarter of 2013. The sequential decline in silver production reflects planned lower tonnage through the mill and lower plant recoveries due to the nature of the transitional ore processed. The second quarter of 2013 was expected to be the most difficult quarter for the mine and stronger results through the end of the year are forecast. In the first half of 2013, the mine produced 3.9 million ounces of silver, on track to achieve production guidance for the year. The Company sold 2.2 million ounces of silver during the second quarter, consistent with our plan to match annualized production and sales.

The mine also produced 5.6 million pounds of zinc from zinc concentrate in the second quarter, a 68% improvement quarter-on-quarter and the highest quarterly production result in the history of the mine. This record zinc production reflects higher zinc grades and plant recoveries as the Company mined more of the zinc-rich Potosi area of the San Miguel open pit.

Approximately 365,000 tonnes of ore were milled during the second quarter of 2013, compared to 396,000 tonnes in the first quarter. Contributing to this was the planned maintenance shutdown for ball mill reline. Ore was milled at an average rate of 4,009 tonnes per day, notwithstanding the variation in ore types as a result of the phase transition in the open pit. This is in line with the plant’s nominal design and compares to an average milling rate of 4,402 tonnes per day in the first quarter. Ore milled contained an average silver grade of 216 g/t, 4% higher than the 207 g/t reported in the first quarter. The average recovery rate for silver decreased to 74.8% from 76.3% in the previous quarter, mainly due to more oxidized and transitional ore in the mill feed. As Phase 2 of the San Miguel open pit deepens, the proportion of oxide and transitional ore in the mill feed is expected to decrease.

Second Quarter Earnings Release

The Company plans to issue its second quarter earnings release on Wednesday, August 7, 2013 after markets close.

Qualified Person

The scientific and technical data contained in this news release has been reviewed and approved by the following Qualified Person (“QP”) under National Instrument 43-101, who consents to having his name included in this news release.

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Andrew W. Sharp, BEng., FAusIMM: Mr. Andrew W. Sharp, who has been employed by the Company as Vice President, Technical Services since September 2011, is the QP responsible for the technical content of this news release.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com
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Cautionary Note Regarding Forward-Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among others, the higher grade material expected to be processed during Phase 2 of the San Miguel open pit. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including: uncertainty of production and cost estimates for the Pirquitas mine; future development risks, including start-up delays and operational issues; lack of suitable infrastructure or damage to existing infrastructure; increased costs and restrictions on operations due to compliance with environmental laws and regulations; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond the Company’s control; operational safety and security risks; and political, financial, social, legal or economic developments or changes in Argentina. See the Company’s most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of other risks and uncertainties that may affect the Company’s forward-looking statements.

The Company’s forward-looking statements are based on what the Company’s management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things: the Company’s ability to carry on its exploration and development activities; the price of the minerals the Company produces; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue operating the Pirquitas mine. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.